Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Empire State Realty Trust, Inc. for the registration of 15,743,050 shares of its Class A common stock and to the incorporation by reference therein of our reports dated February 27, 2015, with respect to the consolidated financial statements and schedules of Empire State Realty Trust, Inc., and the effectiveness of internal control over financial reporting of Empire State Realty Trust, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
February 27, 2015